SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 06, 2026

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated May 06, 2026 “OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2026”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: May 06, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2026
The operating update of the Company for the quarter ended 31 March 2026 is as follows:

		QUARTER ENDED	QUARTER ENDED	% change
		31 MAR 2026	31 DEC 2025
Production
Gold produced	kg	1,219	1,146	6%
	oz	39,192	36,845	6%
Gold sold	kg	1,155	1,230	(6%)
	oz	37,134	39,545	(6%)
Ore milled	Metric (000't)	6,269	5,975	5%
Yield	Metric (g/t)	0.194	0.192	1%

Key financial results summary
Revenue	Rm	2,963.1	2,798.3	6%
	US$m	181.5	163.6	11%
Cash operating cost	Rm	(1,191.5)	(1,136.7)	5%
	US$m	(73.0)	(66.5)	10%
Operating profit #	Rm	1,854.0	1,564.0	19%
	US$m	113.5	91.5	24%
Adjusted EBITDA *	Rm	1,812.8	1,502.3	21%
	US$m	111.0	87.9	26%

Price and costs
Average gold price received	R per kg	2,565,465	2,275,057	13%
	US$ per oz	4,886	4,138	18%
Cash operating costs	R per t	190.1	190.2	(<1%)
	US$ per t	11.6	11.1	5%
Cash operating costs	R per kg	960,270	1,003,537	(4%)
	US$ per oz	1,829	1,825	<1%
All-in sustaining costs **	R per kg	1,067,744	1,120,455	(5%)
	US$ per oz	2,034	2,038	(<1%)
All-in costs **	R per kg	1,672,599	1,792,600	(7%)
	US$ per oz	3,186	3,261	(2%)

Capital expenditure
Sustaining	Rm	61.6	68.2	(10%)
	US$m	3.8	4.0	(5%)
Non-sustaining/growth	Rm	693.1	823.0	(16%)
	US$m	42.4	48.1	(12%)
Average R/US$ exchange rate		16.33	17.10	(5%)
Rounding of figures may result in computational discrepancies.
# Operating profit is net of the movement in gold in process

* Adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
1.Revenue

Revenue for the quarter increased by 6% from the previous quarter to R2,963.1 million mainly as a result of the 13% increase in the average Rand gold price received to R2,565,465/kg. The increase was offset by a 6% decrease in gold sold.

Gold production increased by 6% (73kg) from the previous quarter, to 1,219kg, primarily due to a 5% increase in tonnage throughput and a marginal increase in yield to 0.194g/t. Tonnages processed improved due to the drier weather conditions following early rainfall experienced in the previous quarter.
2.Cash operating costs
Group cash operating costs increased by 5% to R1,191.5 million from R1,136.7 million in the previous quarter due to higher reagent consumption and trucking costs in line with the increased tonnages processed. As a result of the increase in gold production, cash operating costs per kilogram decreased by 4% from the previous quarter to R960,270/kg. Cash operating costs per tonne remained consistent at
R190/t.
Adjusted EBITDA increased by 21% from the previous quarter to R1,812.8 million as a result of the increase in revenue and cost containment described above.
3.Operational performance outlook
On 20 August 2025, in its annual results for the year ended 30 June 2025, the Company issued production guidance for the year ending 30 June 2026 (“FY2026”) of between 140,000 ounces and 150,000 ounces of gold, at cash operating costs of approximately R995,000/kg. The Company remains on track to achieve the upper end of this production guidance, while maintaining its operating cost guidance for FY2026.
4.Capital expenditure
Capital expenditure on growth projects decreased by R129.8 million, or 16%, to R693.1 million from the previous quarter. The total growth capital expenditure for the nine months ended 31 March 2026 amounted to R2,297.4 million (compared to R1,183.3 million for the nine months ended 31 March 2025), primarily driven by continued investment in key projects at Far West Gold Recoveries Proprietary Limited (“FWGR”), including the Regional Tailings Storage Facility (“TSF”), the Driefontein 2 Plant expansion and associated pipeline infrastructure.
Additional expenditure was incurred at Ergo Mining Proprietary Limited (“Ergo”), including the Daggafontein pump station and related infrastructure, as well as the pipeline connecting the Daggafontein TSF with the Ergo plant, in preparation of the resumption of deposition onto this TSF.
The decrease in capital expenditure during the quarter was mainly attributable to reduced spend on FWGR’s Driefontein 2 plant and pipeline network expansion, as well as on the Daggafontein TSF, as these projects have passed peak expenditure and are nearing completion.
All-in sustaining costs per kilogram were R1,067,744/kg, decreasing by 5% quarter on quarter mainly due to the increase in gold production and decrease in sustaining capital expenditure. All-in costs per kilogram were R1,672,599/kg, decreasing by 7% quarter on quarter, mainly as a result of the lower non-sustaining capital expenditure.

5.Liquidity
The Company added R581.9 million to its cash and cash equivalents, from R1,734.4 million as at 31 December 2025, to R2,316.3 million as at 31 March 2026. An interim cash dividend of R433.6 million was paid on 16 March 2026 in relation to the six months ended 31 December 2025.

The Company’s cash position allows it to continue funding its extended capital expenditure programme without incurring debt, and, if current conditions prevail and barring any unforeseen events, the Company is favourably positioned to consider a final dividend in August 2026.
The Group remains free of any bank debt as at 31 March 2026 (31 December 2025: Rnil). To support liquidity in funding the significant capital expansion programme, the Group has a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed.
The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
6 May 2026

Sponsor
One Capital